PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713 626 1919 www.invesco.com/us

December 9, 2019

Board of Trustees

Invesco Management Trust (the “Trust”)

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

Re:	Initial Capital Investment in New Share Classes of the Trust

Ladies and Gentlemen:

The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

FUND AND CLASS	AMOUNT	DATE
Initial investment for the purpose of commencing operations

Invesco Management Trust
Invesco Conservative Income Fund – Class Y	$50,000	December 10, 2019

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day’s advance written notice of any intended redemption of amounts invested for the purpose of commencing operations and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.

Sincerely yours,

INVESCO ADVISERS, INC.

/s/ Melanie Ringold
Melanie Ringold
Assistant Secretary

cc:	Mark Gregson